Exhibit 99.1

PyroGenesis Announces Completion of Additive Manufacturing NexGen™ Powder Production Line

MONTREAL, Quebec (GlobeNewswire – April 19th, 2021) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company, (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes plasma atomized metal powder, environmentally friendly plasma waste-to-energy systems and clean plasma torch products, is pleased to announce that its cutting edge Additive Manufacturing (“AM”) NexGen™ Powder production line, incorporating all the improvements previously announced (increased production rate, lower CAPEX, lower OPEX, narrower particle size distribution) is now in place and producing powders. PyroGenesis’ game-changing NexGen™ Plasma Atomization System, with its production rate exceeding 25kg/h, has shattered all published plasma-atomized production rates for titanium known to management.

As previously disclosed, there are several major top-tier aerospace companies, and OEMs, awaiting powders from PyroGenesis’ new, state of the art, NexGen™ production line. The Company will, over the next several weeks, perform a number of test-runs to confirm batch to batch consistency. The Company now expects to start delivering powders before the end of Q2 2021.

“We have reached this milestone which many have been waiting for. We are proud to be announcing today, the launching of our state-of-the-art production line incorporating the never seen before benefits of our NexGen™ technology,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “It was important that we incorporate these improvements into our process before locking it down for commercial orders. As such, we are now able to say that we are producing powders at never seen before production rates using plasma. We are proud to be serving the Additive Manufacturing industry and, once again, opening doors for further advancement.”

“While incorporating the NexGen™ improvements, it became clear that there were opportunities for further refinements with respect to our downstream powder process,” said Mr. Massimo Dattilo, Vice President, PyroGenesis Additive. “In addition to the increased production rates and yields afforded by NexGen™, the downstream changes that we have also incorporated into the process now allow for even further control over powder morphology, or more specifically, powder particle shape and distribution. This now provides AM printer manufacturers with opportunities to further optimize printer parameters for faster build speeds and/or stronger final parts”.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/